As filed with the Securities and Exchange Commission on May 22, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934




                            New Skies Satellites N.V.

                              Rooseveltplantsoen 4
                                2517 KR The Hague
                                 The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                       Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                              No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



New Skies Satellites N.V.



By: /s/ Mary J. Dent
    ------------------
Name:  Mary J. Dent
Title: General Counsel and Management Board Member




Date:  May 22, 2003

Exhibit Index:


1.1 Report of New Skies Satellites N.V. to the Dutch Autoriteit Financiet Markten dated May 12, 2003.
1.2 Report of New Skies Satellites N.V. to the Dutch Autoriteit Financiet Markten dated May 13, 2003.
1.3 Report of New Skies Satellites N.V. to the Dutch Autoriteit Financiet Markten dated May 15, 2003.